June 6, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	IDEXX Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006, Filed on March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007, Filed on May 2, 2007
File No. 000-19271

Dear Mr. Rosenberg:

Please see our responses below to your letter dated May 22, 2007. Each of our responses is preceded by a reproduction of the corresponding numbered Staff comments.

In connection with responding to your comments, we acknowledge that:

•	We, the Company, are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We, the Company, may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K December 31, 2006

Item 7. Management’s Discussion and Analyses of Financial Condition and Results of Operations, page 20

Comment:

1.

The company reiterated here the policy notes included in the financial statements. Critical Accounting Policies should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Please provide us in a disclosure-type format the company’s analysis of the judgments and uncertainties involved in applying these accounting principles at a given time, and the potential impact on your financial statements of the

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

variability that is reasonably likely to result from their application over time. Disclosures explaining the likelihood that any materially different amounts would be reported under different conditions, using different assumptions is consistent with the objective of Management’s Discussion and Analysis. See Release 33-8350.

Response:

We acknowledge the Commission guidance regarding the presentation of critical accounting policies. Below is a revised disclosure regarding our critical accounting policies as of December 31, 2006. We will include a similar expanded disclosure of our critical accounting policies in our periodic filings with the SEC for 2007, beginning with the Form 10-Q for the quarterly period ending June 30, 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Note 2 to the consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 10-K for the year ended December 31, 2006 describes the significant accounting policies used in preparation of these financial statements.

We believe the following critical accounting estimates and assumptions may have a material impact on reported financial condition and operating performance and involve significant levels of judgment to account for highly uncertain matters or are susceptible to significant change.

Revenue Recognition

Customer Programs. We record estimated reductions to revenue in connection with customer marketing programs and incentive offerings, which may give customers credits or award points. Award points may be applied to trade receivables owed to us and/or toward future purchases of our products or services. We establish accruals for estimated revenue reductions attributable to customer programs and incentive offerings for each program based on numerous factors, including:

•	forecasted purchasing patterns of those enrolled in the program based on historical experience with similar programs, current sales trends and market analyses;
•	inventory levels of eligible products in the distribution channel; and
•	estimated number of participants that will ultimately reach volume purchase thresholds.

Revenue reductions are recorded quarterly based on issuance of credits, points earned but not yet issued, and estimates of credits and points to be earned in the future based on current revenue. In our analysis, we utilize data supplied from distributors and collected in-house that details the volume of qualifying products purchased as well as price paid per clinic (“practice-level sales data”).

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

Our two most significant customer programs are Practice Developer® and SNAP up the SavingsTM (“SUTS”). For the years ended December 31, 2006 and 2005 we recorded revenue reductions of $5.1 million and $4.8 million, respectively, related to our Practice Developer® program and $4.9 million and $5.1 million, respectively, related to our SUTS program. As of December 31, 2006 and 2005 the accrued revenue reductions were $10.4 million and $7.1million, respectively, for the Practice Developer®program and $1.4 million for both years for the SUTS program. The income statement impact of year-to-year changes in estimates related to these programs was not material in either year.

Our Practice Developer® program is a Companion Animal Group awards program that permits customers to earn points by purchasing quarterly minimums in certain product and service categories, including IDEXX Reference Laboratories, VetTest® slides, LaserCyte® tubes, Feline SNAP® tests and Canine SNAP® tests. Points may then be applied against the purchase price for IDEXX products and services purchased in the future. SUTS is our volume incentive program for selected SNAP® tests that provides customers with benefits in the form of (1) discounts off invoice at the time of purchase and (2) points under the Practice Developer® program awarded at the end of the SUTS program year (August 30) based on total purchase volume of qualified products during the year.

For the Practice Developer program, we reduce revenue assuming all points granted will result in future credits because the historical forfeitures have been de minimis. The accrued revenue reduction is calculated each quarter based on sales to end users during the quarter by either us or our distributors and on our estimate of future points to be issued upon sale of applicable product inventories held by distributors at the quarter end. On November 30 of each year, unused points granted before January 1 of the prior year expire and are accounted for as a favorable change in estimate.

Under the SUTS program, the discount ultimately received by a customer will depend on the volume of products purchased by the customer, either from us or our distributors, over the entire program period. Because at any time during the period we cannot be certain what discount level each customer ultimately will be entitled to, at the beginning of the period we develop a program model that forecasts a per test discount for all tests sold over the program period based on program enrollee purchasing patterns, historical experience with similar programs, current sales trends, and marketing analysis. The per test discount is adjusted quarterly during the program year based on our experience with the program and finalized when the program year ends in August. The accrued revenue reduction is calculated each quarter by applying the applicable per test discount to sales to end users during the quarter by either us or our distributors. The accrued revenue reduction also includes our estimate of future points to be issued upon sale of applicable product inventories held by distributors at the quarter end.

If the per test factor used to determine the revenue reduction under the SUTS program were to increase or decrease by 10% per test, we would be required to further reduce revenue or increase revenue, as the case may be, by $0.2 million.

Doubtful Accounts. We recognize revenue only in those situations where collection from the customer is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on detailed analysis of specific customer situations and a percentage of our accounts receivable by aging category. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered. Write-offs of customer accounts for the years ended December 31, 2005 and 2006 were $0.4 million and $0.5 million, respectively.

Inventory Valuation

We write down inventory for estimated obsolescence when warranted by estimates of future demand and market conditions. If actual market conditions are less favorable than those we estimated,

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

additional inventory write-downs may be required, which would have a negative effect on results of operations. Certain major components of inventory for which we have made critical valuation judgments are discussed in more detail below.

LaserCyte® Hematology Analyzer. At December 31, 2006, $1.7 million of inventory associated with our LaserCyte® hematology instrument required rework before it could be used to manufacture finished goods, which was net of $0.9 million of write-downs for inventory estimated to be obsolete. We determined obsolescence based on our estimate of the costs to rework inventory and the probability of success, primarily based on historical experience. We expect to fully realize our net investment in inventory. However, if we are unsuccessful reworking this inventory, if we revise our judgment of our ability to successfully rework inventory due to new experience in reworking this inventory, or if we alter the design of this product, we may be required to write off some or all of the remaining associated inventory.

Nitazoxanide. At December 31, 2006, our inventories included $9.3 million of inventory associated with Navigator®, our nitazoxanide product for the treatment of equine protozoal myeloencephalitis. This inventory consisted of $0.2 million of finished goods and $9.1 million of active ingredient and other raw materials. We have an agreement with our supplier of nitazoxanide under which the supplier agreed until 2017 to replace any expiring inventory of nitazoxanide with longer-dated material. We believe that this agreement has substantially mitigated the risk that we would be required to write down nitazoxanide inventory due to its anticipated expiration prior to sale. However, if actual market conditions or our market share through 2025 are less than we estimate, we may be required to write off some of the associated inventory. For example, if we sell approximately 50% fewer units through 2025 than we estimate, we would have approximately $5 million of excess inventory that we would be required to write off.

Valuation of Goodwill and Other Intangible Assets

A significant portion of the purchase prices for acquired businesses is assigned to intangible assets. Intangible assets other than goodwill are initially valued at the lesser of fair value or, if applicable, fair value proportionately reduced by the excess of the fair value of acquired net assets over the purchase price (collectively, “fair value”) of the acquired business. If a market value is not readily available, the fair value of the intangible asset is estimated based on discounted cash flows using market participant assumptions, which are assumptions that are not specific to IDEXX. The selection of appropriate valuation methodologies and the estimation of discounted cash flows require significant assumptions about the timing and amounts of future cash flows, risks, appropriate discount rates, and the useful lives of intangible assets. When deemed appropriate by management, we utilize independent valuation experts to advise and assist us in allocating the purchase prices for acquired businesses to the fair values of the identified intangible assets and in determining appropriate amortization methods and periods for those intangible assets. Goodwill is initially valued based on the excess of the purchase price of a business combination over the fair values of acquired net assets.

We assess goodwill for impairment annually and whenever events or circumstances indicate an impairment may exist, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). For impairment testing, the fair values of the reporting units that include goodwill are estimated using a discounted cash flow approach. The cash flows used contain our best estimates, using appropriate and customary assumptions and projections at the time. No impairments were identified as a result of the annual or event-driven reviews during the years ended December 31, 2006, 2005 or 2004.

Changes in forecast cash flows or the discount rate would affect the estimated fair values of reporting units and could result in a goodwill impairment charge in a future period. However, a 25% decrease in the current estimated fair value of any of our reporting units would not result in a goodwill impairment charge for any of our reporting units that include goodwill. Because our pharmaceutical

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

business is still substantially in an investment stage, the determination of the fair value of this business unit requires significant assumptions about the timing and amounts of the unit’s future cash flows, including assumptions about the markets for our products and proprietary technologies, the future success of research and development activities, the attainment and timing of regulatory approvals to manufacture and sell new products, the introduction and success of competitive products by other market participants, and other business risks. We believe that the goodwill attributable to our pharmaceutical business of $13.7 million was not impaired at December 31, 2006. However, significant changes in our assumptions and estimates due to new information, or actual results that are below our expectations, could result in an impairment in the future of some or all of the goodwill attributable to our pharmaceutical products business.

We assess the realizability of intangible assets other than goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). If an impairment review is triggered, we evaluate the carrying value of intangible assets based on estimated undiscounted future cash flows over the remaining useful life of the assets and comparing that value to the carrying value of the assets. The cash flows that are used contain our best estimates, using appropriate and customary assumptions and projections at the time. No impairments were identified during the years ended December 31, 2006, 2005 or 2004. At December 31, 2006, we had intangible assets other than goodwill of $1.4 million associated with our pharmaceutical products business. These intangible assets are related to specific pharmaceutical products and may or may not be impaired in the event of the impairment of goodwill associated with the pharmaceutical products business.

Share-based Compensation

We adopted the provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”) on January 1, 2006. Beginning in 2006, we modified our share-based employee compensation programs to shift from the grant of stock options and employee stock purchase rights only to the grant of a mix of restricted stock units and stock options, along with employee stock purchase rights. There were no modifications to the terms of outstanding options during 2006 or 2005.

In connection with the adoption of SFAS No. 123(R), we adopted the straight-line method to prospectively expense share-based awards granted subsequent to December 31, 2005. The graded-vesting, or accelerated, method has been used to calculate the expense for stock options granted prior to January 1, 2006. If the total fair value of share-based compensation awards, as well as other features that impact expense, including forfeitures and capitalization of costs, was consistent from year-to-year in each of the last five years and through 2010, this change in expense method from graded-vesting to straight-line expensing would yield decreasing annual expense through 2010 until awards granted prior to January 1, 2006 were fully expensed. However, the total fair value of future awards may vary significantly from past awards based on a number of factors, including our share-based award practices. Therefore, share-based compensation expense is likely to fluctuate, possibly significantly, from year to year.

The fair value of options, restricted stock units, deferred stock units with vesting conditions, and employee stock purchase rights awarded during the years ended December 31, 2006, 2005 and 2004 totaled $11.9 million, $15.7 million and $13.4 million, respectively. The total unrecognized compensation cost for unvested share-based compensation awards outstanding at December 31, 2006, net of estimated forfeitures, was $14.6 million. Approximately $6.3 million is expected to be recognized in the year ending December 31, 2007 for outstanding awards and decreasing amounts of the total expense are expected to be recognized over the subsequent five years, resulting in a weighted average remaining expense recognition period of approximately 1.5 years.

The weighted average valuation assumptions used to determine the fair value of each option grant on the date of grant were as follows:

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

	For the Year Ended December 31,
	2006	2005	2004

Expected stock price volatility	30%	40%	40%
Expected term, in years	5.0	5.8	5.8
Risk-free interest rate	4.6%	4.2%	3.1%

We use the Black-Scholes-Merton option-pricing model to determine the fair value of options granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. Our expected stock price volatility assumptions are based on the historical volatility of our stock over periods that are similar to the expected terms of grants, and other relevant factors. Lower estimated volatility reduces the fair value of an option. The total fair value of options awarded during the year ended December 31, 2006 ($4.4 million) would have increased or decreased by approximately 10% if the stock price volatility assumption were increased to 35% or decreased to 25%, respectively. The total cost recognized for options awarded during the year ended December 31, 2006 would have increased or decreased by less than $0.1 million if the stock price volatility assumption were increased to 35% or decreased to 25%, respectively.

To develop the expected term assumption for 2006 option awards, we elected to use the simplified method described in the Securities and Exchange Commission Staff Accounting Bulletin No. 107, which is based on vesting and contractual terms. The application of the simplified method is allowable for options granted through December 31, 2007. We will transition to developing expected term assumptions for future awards based on historical experience and other relevant factors concerning expected employee behavior with regards to option exercise. Longer expected term assumptions increase the fair value of option awards, and therefore increase the expense recognized per award. The total fair value of options awarded during the year ended December 31, 2006 ($4.4 million) would have increased by approximately 10% or decreased by approximately 12% if the expected term assumption were increased or decreased by one year, respectively.

Share-based compensation expense is based on the number of awards ultimately expected to vest and is, therefore, reduced for an estimate of the number of awards that are expected to be forfeited. The forfeiture estimates are based on historical data and other factors, and compensation expense is adjusted for actual results. At December 31, 2006, we applied annual forfeiture rates ranging from 3% to 8% to estimate future forfeitures of previously granted options and restricted stock units that had vesting dates after December 31, 2006. Net share-based compensation costs for the year ended December 31, 2006 were $11.1 million, which is net of a reduction of $0.6 million for estimated forfeitures. Changes in estimated forfeiture rates and differences between estimated forfeiture rates and actual experience may result in significant, unanticipated increases or decreases in share-based compensation expense from period to period. The termination of employment by certain employees who hold large numbers of share-based compensation instruments may also have a significant, unanticipated impact on forfeiture experience and, therefore, on share-based compensation expense.

Income Taxes

We recognize a current tax liability or asset for current taxes payable or refundable, respectively; and a deferred tax liability or asset, as the case may be, for the estimated future tax effects of temporary differences between book and tax treatment of assets and liabilities and carryforwards to the extent they are realizable.

The future tax benefit arising from net deductible temporary differences and tax carryforwards was $12.9 million at December 31, 2006 and $7.9 million at December 31, 2005. We believe that our

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future tax benefits. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. A reduction of net income before taxes in each subsidiary equal to 5% of revenue, compared to the corresponding reported amounts for the year ended December 31, 2006, would not result in the recognition of incremental valuation allowances except in one subsidiary where a 5% reduction could result in our recording a valuation allowance of $0.4 million for that subsidiary.

For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is recorded to offset the deferred tax asset within that jurisdiction. In assessing the need for a valuation allowance, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, a determination that a higher valuation allowance is required would decrease income in the period such determination was made.

Our net deductible temporary differences and tax carryforwards are recorded using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Should the expected applicable tax rates change in the future, an adjustment to the net deferred tax asset would be credited or charged, as appropriate, to income in the period such determination was made. For example, an increase of 10% in our anticipated U.S. state income tax rate would cause us to increase our net deferred tax asset balance by $0.2 million. This increase in the net deferred asset would increase net income in the period that our rate was adjusted. Likewise, a decrease of 10% to our anticipated U.S. state income tax rate would have the opposite effect.

We periodically assess our exposures related to our worldwide provision for income taxes and believe that we have appropriately accrued taxes for contingencies. Any reduction of these contingent liabilities or additional assessment would increase or decrease income, respectively, in the period such determination was made.

We consider the operating earnings of non-United States subsidiaries, the cumulative amount of which was $111.4 million at December 31, 2006, to be indefinitely invested outside the United States. No provision has been made for United States federal and state, or international taxes that may result from future remittances of undistributed earnings of non-United States subsidiaries. Should we repatriate non-United States earnings in the future, we would have to adjust the income tax provision in the period in which the decision to repatriate earnings is made.

Estimates for Certain Contingencies

Under our workers’ compensation insurance policies for U.S. employees for the years ended December 31, 2006, 2005, 2004 and 2003, we retain the first $250,000 in claim liability per incident and $3.1 million, $2.8 million, $3.0 million and $1.4 million, respectively, in aggregate claim liability. We entered into a similar workers’ compensation insurance policy effective January 1, 2007. The insurance company provides insurance for claims above the individual occurrence and aggregate limits. We estimate claim liability based on claims incurred and the estimated ultimate cost to settle the claims. Based on this analysis, we have recognized cumulative expenses of $1.3 million, $0.6 million, $0.7 million and $0.8 million for claims incurred during the years ended December 31, 2006, 2005, 2004 and 2003, respectively. Claims incurred during the year ended December 31, 2006 are relatively new and significant additional healthcare and wage indemnification costs could arise from those claims. Our liability for claims incurred during the year ended December 31, 2006 could exceed our estimate and we could be liable for up to $1.8 million in excess of the expense we have recognized. For the three years ended on or prior to December 31, 2005, based on our retained claim liability per incident and our aggregate claim liability, our maximum

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

liability at December 31, 2006 is $1.5 million in excess of the amounts deemed probable and previously recognized.

Under our employee health care insurance policy, we retain claims liability risk up to $125,000 per incident and an aggregate claim limit based on the number of employees enrolled in the plan per month. We have insurance coverage of $1.0 million for claims above the aggregate limit. Should employee health insurance claims exceed this coverage, we would have further obligations for the amount in excess of such coverage. We estimate our liability for the uninsured portion of employee health care obligations that have been incurred but not reported based on individual and aggregate coverage, our claims experience, the number of employees enrolled in the program, and the average time from when a claim is incurred to the time it is paid. We recognized employee health care claim expense of $10.9 million during the twelve months ended December 31, 2006, which includes actual claims paid and an estimate for our liability for the uninsured portion of employee health care obligations that have been incurred but not paid. Should actual employee health care claims liability exceed estimates, we are liable for up to $1.5 million before reaching our aggregate limit at December 31, 2006. If our liability for the uninsured portion of employee health care obligations that have been incurred but not paid is 10% greater than our estimates at December 31, 2006, we would incur additional expense of $0.2 million.

Revenue Recognition, pages 24-25

Comment:

2.	Your disclosures related to estimates of items that reduce gross revenue such as customer credits, award points, trade-in rights and other discounts could be improved as follows:

(a)	Disclose the nature and amount of each accrual at the balance sheet date.
(b)

Disclose the factors that you consider in estimating each accrual such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and others as applicable.

(c)	Disclose the major terms of material arrangements/agreements.
(d)	Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.
(e)	Disclose a roll forward of the liability for each estimate for each period presented showing the following:
o	Beginning balance,
o	Current provision related to sales made in current period,
o	Current provision related to sales made in prior periods,
o	Actual returns or credits in current period related to sales made in current period,
o	Actual returns or credits in current period related to sales made in prior periods, and
o	Ending balance.
(f)

In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. customer credits, award points, trade-in rights and other discounts)

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

including the effect that changes in your estimates of these items had on your revenues and operations. Provide your response in a disclosure-type format.

Response:

In future filings, we will expand our disclosures related to items that reduce gross revenue, such as customer credits, award points, trade-in rights and other discounts. Our expanded disclosure in future filings will address the additional factors and comments raised by the Staff in items (a) through (f) above. With regard to the nature of the accruals described in sub-paragraph (a) and other items suggested by the Staff in sub-paragraphs (b) through (d), please see our proposed revised critical accounting policy disclosure for revenue recognition as of December 31, 2006 in response to Staff comment (1) above. We will include a similar expanded disclosure of our critical accounting policies in our next periodic filing with the SEC, which will be the Form 10-Q for the quarterly period ending June 30, 2007. To assist Staff review, we have provided the following responses corresponding to each of sub-paragraphs (a), (e) and (f).

(a) The amount of each accrual for the years ended December 31, 2006 and 2005 was as follows (in thousands):

	December 31,
	2006	2005

Practice Developer ®	$10,399	$7,145
SNAP up the Savings™	1,429	1,422
Other Customer Programs	1,464	1,162
Accrued Marketing Expenses	1,884	1,022
Total Accrued Marketing and Customer Programs	$15,176	$10,751

Regarding trade-in rights, these programs were more significant through the year ended December 31, 2004. As of December 31, 2005, accrued customer programs related to trade-in rights were not significant.

In future periodic filings with the SEC, beginning with our next periodic filing on Form 10-Q for the quarterly period ending June 30, 2007, we will classify “Accrued Marketing Expenses” in “Accrued Expenses” on the face of the balance sheet and the remaining components listed above will be captioned “Accrued Customer Programs” on the face of the balance sheet. In addition we will disclose the balance of our two most significant revenue-reducing accruals, Practice Developer® and SNAP up the SavingsTM, as of each respective balance sheet date along with the income statement impact of these programs for the appropriate period in our critical accounting policies.

(e) The following is a roll forward of the liability for each estimate for the years ended December 31, 2006 and 2005 (in thousands):

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

	For the Years Ended December 31,
	2006	2005
Practice Developer®
Balance, beginning of the year	$7,145	$3,862
Current provision related to current period	5,089	4,780
Current provision related to prior periods	112	21
Issuance of points for SNAP up the Savings™ program (1)	5,010	5,145
Issuance of points for other programs (1)	3,099	1,468
Actual points redeemed	(10,056)	(8,131)
Balance, end of year	$10,399	$7,145

SNAP up the Savings™
Balance, beginning of the year	$1,422	$2,176
Current provision related to current period	4,936	5,070
Current provision (benefit) related to prior periods	81	(38)
Credits issued	-	(641)
Issuance of points for SNAP up the Savings™ program (1)	(5,010)	(5,145)
Balance, end of year	$1,429	$1,422

Other Customer Programs
Balance, beginning of the year	$1,162	$1,409
Current provision related to current period	4,360	2,035
Current provision (benefit) related to prior periods	(169)	7
Issuance of points for other programs (1)	(3,099)	(1,468)
Actual credits issued	(790)	(821)
Balance, end of year	$1,464	$1,162

(1)	SNAP up the Savings™ and certain other customer program liabilities are settled through the issuance of Practice Developer® points.

(f) For the years ended December 31, 2006, 2005 and 2004, our absolute revenue reducing accruals for customer programs have grown primarily as a result of increased sales of eligible products covered in customer programs as well as increased customer participation, partly offset by reduced program incentives. Accordingly, reductions to revenue and corresponding increases to revenue reducing accruals have likewise increased. Revenue-reducing items as a percentage of Companion Animal Group product revenue in 2006, 2005, and 2004 were 2% in each year. These programs are concentrated in our rapid assay products category.

Below is a revised sample disclosure of the Companion Animal Group Results of Operations – Revenue for the twelve months ended December 31, 2006 compared to twelve months ended December 31, 2005 specifically related to rapid assay products revenues. We will include a similar expanded disclosure in future periodic filings with the SEC, beginning with our next periodic filing on Form 10-Q for the quarterly period ending June 30, 2007.

The increase in sales of rapid assay products from 2005 to 2006 was due primarily to increased sales volume of canine products, including sales of SNAP® 4Dx®, which was launched in the U.S. in September 2006. The impact from changes in distributors’ inventory levels increased reported rapid assay revenue growth by 3%. To a lesser extent, higher average unit sales prices of canine products, in part due to less promotional discounting in connection with our SNAP up the SavingsTM customer program and higher relative sales of combination test products, also contributed to rapid assay revenue growth. These increases were partly offset by lower average unit sales prices of feline products, partly due to greater promotional discounting in connection

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

with our SNAP up the SavingsTM customer program. Incremental sales of rapid assay products for which we acquired distribution rights in the second quarter of 2006 contributed 2% to rapid assay revenue growth.

3.	Please clarify your deferred revenue policy to indicate whether and to what extent and how you use any type of systematic method to recognize revenue that has been deferred.

Response:

We recognize revenue associated with extended maintenance agreements over the life of the contracts using the straight-line method, which approximates the expected timing in which applicable services are performed. We recognize revenue on certain instrument systems under rental programs over the life of the rental agreement using the straight-line method.

Liquidity and Capital Resources, page 39

Contractual Obligations Table, page 42

Comment:

4.

You did not include interest payable on long-term debt in the contractual obligation table, and it would appear that these liabilities represent future legal obligations. Due to the significant nature of these liabilities to your business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) for Regulation S-K. Based on the above factors, please provide us in the disclosure-type format revisions to your contractual obligation to include interest payable on long term debt.

Response:

We agree that interest on long-term debt should be included in the contractual obligations table. We have revised the table to include future payments of $0.4 million, $0.7 million, $0.5 million, and $0.4 million for the periods 2007, 2008-2009, 2010-2011 and after 2011, respectively. We will hereafter include interest on long-term debt in the contractual obligations tables that are in our future annual filings, beginning with our next annual report on Form 10-K for the year ending December 31, 2007. A sample revised disclosure as of December 31, 2006 is as follows:

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

We are contractually obligated to make the following payments in the years below:

(in thousands)	Total	2007	2008–2009	2010–2011	After 2011

Long-term debt obligations (1)	$9,180	$1,091	$2,181	$2,181	$3,727
Operating leases	32,522	7,369	11,936	7,767	5,450
Purchase obligations (2)	168,878	107,395	46,908	8,525	6,050
Minimum royalty payments	15,077	1,721	3,135	3,245	6,976
Other long-term liabilities (3)	5,828	2,831	2,797	200	-
Total contractual cash obligations	$231,485	$120,407	$66,957	$21,918	$22,203

(1)	Long-term debt amounts include interest payments associated with long-term debt.
(2)

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding that specify all significant terms, including fixed or minimum quantities, pricing, and approximate timing of purchase transactions. Of this amount, $72.0 million represents amounts committed under purchase orders, $59.0 million represents our minimum purchase obligation under our VetTest® supply agreement with Ortho and $18.2 million represents our minimum purchase obligation and related payments under our VetAutoread™ agreements.

(3)

Other long-term liabilities are liabilities that are reflected on our consolidated balance sheet in this Annual Report on Form 10-K and include warranty obligations and commitments for additional acquisition purchase price payments.

Consolidated Financial Statements

Note 11. Commitments, Contingencies and Guarantees, page F-27

Comment:

5.

Explain to us why not including information about the legal proceeding initiated by Cyntegra in June 2006 was considered appropriate. We found no disclosures included in your most recent periodic report filed on May 2, 2007 related to this matter. SFAS 5 and SAB 92 require certain disclosures including a) disclosure of the estimated loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. If an estimate cannot be made, the facts and circumstances that prevent management from making such an estimate should be disclosed. Please provide us disclosures in disclosure-type format that comply with SFAS 5 and SAB 92 requirements. In addition, provide disclosures as required by Item 103 of Regulation S-K in disclosure-type format and proposed disclosures to be included in your MD&A about the contingency if you conclude these disclosures are required.

Response:

We have not disclosed our litigation with Cyntegra, either in the footnotes to the Company’s financial statements or pursuant to Item 103 of Regulation S-K, because we believe that the chance of an adverse outcome is remote and that, even if an adverse outcome were to occur, any loss would be immaterial.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

The essence of Cyntegra’s claims is that IDEXX’s agreements with its U.S. distributors of companion animal diagnostic products violate antitrust laws. Agreements of the kind that IDEXX has entered into with our distributors have been consistently upheld by courts in the Ninth Circuit, where this case has been filed. In addition, we previously defended against a similar suit in the Second Circuit. In that case, the District Court dismissed the case on summary judgment, and the Second Circuit Court of Appeals affirmed that judgment.

The only substantive ruling made to date by the District Court in the Cyntegra case was its denial in February 2007 of Cyntegra’s motion for preliminary injunction. In its order denying Cyntegra’s motion, the Court noted “the lack of evidentiary support for most of [Cyntegra’s] allegations” and stated that Cyntegra had “failed to show a likelihood of success on the merits.”

In its complaint filed June 30, 2006, Cyntegra claimed lost “sales” of $2,000,000. Seven months later, in its Initial Disclosure pursuant to Rule 26(a)(1) of the Federal Rules of Civil Procedure, Cyntegra claimed lost “profits” of $624,000,000 and treble damages of $1,872,000,000.

We believe that Cyntegra has no basis for claiming any damages from IDEXX. To our knowledge, Cyntegra has had no sales, no facilities, no commercial relationships, no proprietary technology, no products, and no other assets or resources of any kind that would indicate the means or the ability to enter the veterinary diagnostics market.

Cyntegra’s attempt to enter the veterinary diagnostics market appears to have consisted almost exclusively of contacting three of IDEXX’s distributors and, after those distributors declined to do business with Cyntegra, discontinuing its business and suing IDEXX. Likewise, we believe that Cyntegra’s preposterous damage claims were fabricated by Cyntegra’s counsel only to support her theory that IDEXX was violating securities laws by not disclosing the Cyntegra litigation in its periodic reports.

We previously discussed our position regarding disclosure of the Cyntegra litigation with Michael Reedich from the SEC’s Division of Corporation Finance on January 22, 2007. Since that time we have not had any further discussions or correspondence regarding this matter with the Division of Corporation Finance.

Although we continue to believe, for the reasons stated above, that the likelihood of an adverse outcome in the Cyntegra litigation is remote, we will add the following disclosure, updated to reflect any new developments, in our next periodic filing with the SEC, which will be our Form 10-Q for the quarterly period ending June 30, 2007, in Item 1 of Part II:

On June 30, 2006, Cyntegra, Inc. filed suit against IDEXX in the U.S. District Court for the Central District of California alleging that IDEXX had violated U.S. federal antitrust laws and California state unfair trade practices laws. The complaint alleged, among other things, that IDEXX was monopolizing the U.S. market for companion animal diagnostic products. In November 2006, Cyntegra filed a motion for preliminary injunction requesting, among other things, that the Court enjoin IDEXX from withdrawing or threatening to withdraw its products from distributors that wish to sell products that compete with IDEXX’s products. On February 5, 2007, the Court denied this motion and stated that

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

Cyntegra had failed to show a likelihood of success on the merits. IDEXX has filed a motion for summary judgment seeking judgment in its favor on all of Cyntegra’s claims. Oral arguments on the motion are currently scheduled to be held September 20, 2007. Although a favorable outcome for IDEXX cannot be assured, we believe that Cyntegra’s claims are without merit and we intend to continue to defend our positions vigorously.

Similarly, we will add the following disclosure to the footnotes of our financial statements in our next periodic filing with the SEC, which will be the Form 10-Q for the quarterly period ending June 30, 2007:

On June 30, 2006, Cyntegra, Inc. filed suit against IDEXX in the U.S. District Court for the Central District of California alleging that IDEXX had violated U.S. federal antitrust laws and California state unfair trade practices laws. The complaint alleged, among other things, that IDEXX was monopolizing the U.S. market for companion animal diagnostic products. In November 2006, Cyntegra filed a motion for preliminary injunction requesting, among other things, that the Court enjoin IDEXX from withdrawing or threatening to withdraw its products from distributors that wish to sell products that compete with IDEXX’s products. On February 5, 2007, the Court denied this motion and stated that Cyntegra had failed to show a likelihood of success on the merits. IDEXX has filed a motion for summary judgment seeking judgment in its favor on all of Cyntegra’s claims. Oral arguments on the motion are currently scheduled to be held September 20, 2007. Although a favorable outcome for IDEXX cannot be assured, we believe that Cyntegra’s claims are without merit and we intend to continue to defend our positions vigorously. We have not accrued a contingent litigation loss reserve in connection with this suit because we believe that the possibility of an adverse result is remote and that, even if an adverse outcome were to occur, any loss would not be material.

Note 16. Segment Reporting

Comment:

6. Long-lived assets by geographic areas should not include intangible assets. Refer to question 22 in the FASB Implementation Guide to FAS 131. Provide us revised disclosure. You may provide your current disclosure in addition to that required by the standard.

Response:

Below is a revised disclosure regarding long-lived assets by geographic areas as of December 31, 2006. We will include a similar disclosure of long-lived assets by geographic areas, which excludes intangible assets, in future annual filings, beginning with our next annual report on Form 10-K for the year ending December 31, 2007.

Net long-lived assets, consisting of net property and equipment, are subject to geographic risks because they are generally difficult to move and to effectively utilize in another geographic area in a reasonable time period and because they are relatively illiquid. Net long-lived assets by principal geographic areas were as follows (in thousands):

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

	December 31,
	2006	2005	2004

Americas
United States	$77,648	$50,277	$49,696
Canada	2,434	174	170
	80,082	50,451	49,866

Europe
United Kingdom	8,656	6,959	5,669
Germany	3,203	2,865	1,776
Switzerland	3,585	1,984	885
France	782	78	58
Netherlands	1,398	1,588	1,709
Other Europe	318	79	435
	17,942	13,553	10,532

Asia Pacific Region
Japan	468	386	518
Australia	839	715	1,031
Other Asia Pacific	297	592	683
	1,604	1,693	2,232
Total	$99,628	$65,697	$62,630

Exhibits 31.1 and 31.2

Comment:

7.

In future filings please ensure that the certifications’ language is exactly the same as the language required by Item 601 of Regulation S-K. For example, do not replace the word “report” with “annual report” or “quarterly report” in paragraphs 1, 2, 3 and 4. Please provide us revised certifications in disclosure-type format.

Response:

Below are revised certifications. In future periodic filings with the SEC, beginning with our next periodic filing on Form 10-Q for the quarterly period ending June 30, 2007, we will ensure that the certifications’ language is exactly the same as required by Item 601 of regulation S-K.

Exhibit 31.1

CERTIFICATION

I, Jonathan W. Ayers, certify that:

1)	I have reviewed this report on Form 10-K for the year ended December 31, 2006 of IDEXX Laboratories, Inc.;

2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5)

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 1, 2007

Jonathan W. Ayers, Chairman,

President and Chief Executive Officer

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

Exhibit 31.2

CERTIFICATION

I, Merilee Raines, certify that:

1)	I have reviewed this report on Form 10-K for the year ended December 31, 2006 of IDEXX Laboratories, Inc.;

2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5)

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

Date: March 1, 2007

Merilee Raines

Corporate Vice President and

Chief Financial Officer

Form 10-Q March 31, 2007

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note 2. Business Acquisitions, page 6

Comment:

8.

Please provide us the analysis that formed the basis for your conclusion that pro forma information and disclosures regarding acquisitions were not required. Please give us a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill to be included in future filings (paragraph 51b of FAS 141). Please tell us why apparently no amounts were allocated to any customer relationships acquired and how that was consistent with SFAS 141 and EITF 02-17.

Response:

Regarding the disclosure of pro forma information about these acquisitions, we believe that our business acquisitions during the three months ended March 31, 2007 were not material, either individually or in the aggregate. The key factors that we considered in making this determination included:

•

Pro forma revenue from the acquired businesses for the year ended December 31, 2006, in the aggregate, adjusted to remove sales of products to IDEXX, was 6% of IDEXX’s consolidated revenue for the year ended December 31, 2006.

•

The income from continuing operations before income taxes of the acquired businesses for the year ended December 31, 2006, in the aggregate, was 2% of IDEXX’s consolidated income from continuing operations before income taxes for the year ended December 31, 2006. (Each acquired business reported positive income from continuing operations before income taxes.)

•

Net income of the acquired businesses for the year ended December 31, 2006, in the aggregate, divided by IDEXX’s diluted shares outstanding produces earnings per diluted share of $0.06. This amount is 2% of IDEXX’s earnings per diluted share for the year ended December 31, 2006.

•	The acquired businesses are not qualitatively material individually or in the aggregate. We believe that the magnitude of the acquisitions is such that it is not probable that the

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

judgment of a reasonable person relying upon the consolidated financial statements would have changed or been influenced by pro forma disclosures in our financial statements. Disclosures of our business acquisitions during the three months ended March 31, 2007 and during prior annual periods have not resulted in significant positive or negative market reactions based on the demonstrated volatility of the price of our common stock in comparison to the volatility of NASDAQ Composite and Standard & Poor’s 500 indices. The acquired businesses do not significantly change the nature of our overall business or of our individual reportable segments. Further, the acquired businesses do not significantly alter our anticipated business trends, contractual requirements, or significant risk factors that could cause or contribute to material impacts on our future operating results.

Based on our conclusion that the businesses acquired during the three months ended March 31, 2007 were not material individually or in the aggregate, pro forma information and disclosures were not required. However, we elected to disclose information that is consistent with certain of the annual FAS 141 disclosure requirements, including the disclosures described in paragraph 52 of FAS 141. These disclosures are located in our Form 10-Q for the quarterly period ended March 31, 2007 in Note 2, Business Acquisitions, and Note 4, Goodwill and Other Intangible Assets.

In response to your comment concerning the factors that contributed to the recognition of goodwill, we will include the following expanded disclosure in future periodic filings with the SEC, beginning with our next periodic filing on Form 10-Q for the quarterly period ending June 30, 2007.

We believe that the acquired businesses enhance our existing businesses by either expanding our geographic range of existing businesses or expanding our existing product lines. We determined the purchase price of each acquired business based on our assessment of estimated future cash flows attributable to the business enterprise taken as a whole, the strength of the business in the marketplace, the strategic importance of the acquisition to IDEXX and the seller’s desire to be acquired by IDEXX versus perceived alternatives. We recognized goodwill based on the excess of the purchase price for each business over the fair values of the individual tangible and separately identified intangible assets acquired, which were valued in accordance with SFAS No. 141.

Regarding customer relationship assets in connection with businesses acquired during the three months ended March 31, 2007, we recorded customer-related intangible assets of $24.3 million (which is comprised solely of customer relationship assets), product rights other than patents of $9.9 million, and other intangible assets of $2.2 million. We disclosed the total of these intangible asset acquisitions, $36.3 million, in Note 2, Business Acquisitions in the Form 10-Q for the quarterly period ended March 31, 2007. We also disclosed changes in intangible assets, by type, due to business acquisitions and purchase accounting adjustments in Note 4, Goodwill and Other Intangible Assets in the Form 10-Q for the quarterly period ended March 31, 2007. We believe that the recognition and valuation of these intangible assets other than goodwill is appropriate and consistent with SFAS 141 and EITF 02-17.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

Item 2. Management’s Discussion and Analyses of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 20

Comment:

9.

Your discussion of cash used by operations merely reiterates what is presented on the statement of cash flows. Cash was provided by operations for the years 2006, 2005 and 2004. Please provide us expanded disclosure which discusses the underlying reasons that cash was used in the first quarters.

Response:

Below is a revised disclosure regarding cash used by operating activities for the three months ended March 31, 2007. We will include a similar expanded disclosure in future periodic filings with the SEC, beginning with our next periodic filing on Form 10-Q for the quarterly period ending June 30, 2007.

 Liquidity and Capital Resources

Sources and Uses of Cash

Cash used by operating activities was $1.4 million for the three months ended March 31, 2007, compared to $3.0 million for the same period in 2006. The total of net income and net non-cash charges was $27.8 million for the three months ended March 31, 2007, compared to $21.6 million for the same period in 2006. We have historically experienced proportionally lower or net negative cash flows from operating activities during the first quarter and net positive cash flows from operating activities for the remainder of the year and for the annual period. Several factors contribute to the seasonal fluctuations in cash flows generated by operating activities, including the following:

•

We have agreements with certain suppliers that require us to make minimum annual inventory purchases, in some cases in order to retain exclusive distribution rights, and we have other agreements with suppliers that provide for lower pricing based on annual purchase volumes. We may place a higher volume of purchase orders for inventory during the fourth quarter, and receive that inventory in the fourth or first quarters, in order to meet our minimum commitments or realize volume pricing discounts. The specific facts and circumstances that we consider in determining the timing and level of inventory purchases throughout the year related to these agreements may yield inconsistent cash flows from operations, most typically in the first and fourth quarters.

•	We have management and non-management employee incentive programs that provide for the payment of annual bonuses in the first quarter following the year for which the bonuses were earned.
•

In the U.S., final income tax payments for each fiscal year are due on March 15th of the following year, along with our first quarter payment for the next fiscal year. Our method of depositing estimated taxes delays a portion of the payment relating to the preceding year until this final payment date and, as a result, tax payments are higher in the first quarter of each year.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 6, 2007

During the three months ended March 31, 2007, cash decreased by $29.2 million due to changes in operating assets and liabilities, compared to a decrease in the same period in 2006 of $24.7 million, resulting in a year-to-year change of $4.5 million. The increase in cash used by changes in operating assets and liabilities, compared to 2006, was primarily attributable to $7.6 million of incremental cash used by net decreases in accounts payable and accrued expenses and $6.3 million of incremental cash used by increases in accounts receivable, partly offset by a reduction of $8.6 million of cash used by increases in inventory. The incremental cash used by accounts payable and the reduction of cash used by inventory compared to the same period of 2006 was due, in part, to the deferral of receipts of VetTest® slide inventory from our supplier from the fourth quarter of 2005 to the first quarter of 2006. This resulted in an unusually large increase in VetTest® slide inventory during the three months ended March 31, 2006 and a delay in the timing of associated payments to the supplier. Incremental cash of $2.4 million was used by net decreases in accrued expenses due to an increase in annual employee incentive bonus payments. The increase in cash used by accounts receivable was due to higher sales during the three months ended March 31, 2007.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4446.

Sincerely,

/s/ Merilee Raines

Merilee Raines

Corporate Vice President & Chief Financial Officer